FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Executive Officer
General Manager of Corporate Financial & Accounting Group
Date: June 6, 2008

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Notice of the 54th Ordinary General Meeting of Shareholders

2.	Report for the year ended March 31, 2008 (Accompanying Materials for the 54th Ordinary General Meeting of Shareholders)

Notice of the 54th Ordinary General Meeting of Shareholders

to be held in Kyoto, Japan on June 26, 2008

Kyocera Corporation

6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

Notice:

1.	This is an English translation from Japanese of the Notice of the 54th Ordinary General Meeting of Shareholders distributed to shareholders in Japan. The translation is prepared solely for the reference and convenience of foreign shareholders. In the event of any discrepancy between this translation and the Japanese original, the latter shall prevail.

2.	The Notice of Resolution for the 54th Ordinary General Meeting of Shareholders will be available at the following website of Kyocera Corporation within 5 days after the Meeting.

http://global.kyocera.com/ir/s_info.html

June 6, 2008

To Our Shareholders:

Notice of the 54th Ordinary General Meeting of Shareholders

This is to inform you that Kyocera Corporation (the “Company”) will hold its 54th Ordinary General Meeting of Shareholders, as described below, which you are cordially invited to attend.

If you are unable to attend the Meeting, please exercise your voting rights in written form or electronically, after examining the attached reference materials for the General Meeting of Shareholders, no later than 5:30 p.m. Wednesday, June 25, 2008, Japan time.

1. Time and Date:	10:00 a.m. on Thursday, June 26, 2008, Japan time

2. Place:	20th Floor Event Hall at the head office of the Company,
6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

3. Purpose of the Meeting:

Matters to be reported upon:

(1)	Reporting of the substance of the business report, the consolidated financial statements and the result of audit of consolidated financial statements by the Accounting Auditor and the Board of Corporate Auditors for the year ended March 31, 2008; and

(2)	Reporting of the substance of the non-consolidated financial statements for the year ended March 31, 2008

Matters to be resolved:

Agendum No. 1:	Disposition of Surplus
Agendum No. 2:	Election of Two Directors
Agendum No. 3:	Election of Three Corporate Auditors
Agendum No. 4:	Bonuses to Directors and Corporate Auditors
Agendum No. 5:	Payment of Retirement Allowance to Retired Director and Retiring Director and Corporate Auditor

4. Matters relating to the Convocation:

[Treatment in case of multiple exercises of voting rights by a shareholder]

(1)	In the event that any shareholder exercises voting rights in written form as well as electronically (through the Internet, etc.), the electronic exercise of voting rights shall supersede as the effective exercise of the voting rights.

(2)	In the event of multiple electronic exercises of voting rights (through the Internet, etc.) by any shareholder, the last electronic exercise of voting rights shall supersede as the effective exercise of the voting rights.

Very truly yours,

KYOCERA CORPORATION
Makoto Kawamura
President and Representative Director

Notes:

1.	If you attend the Meeting, please submit the enclosed form for exercising voting rights to the receptionist.

2.	In the event that any change is necessary in the reference documents for the General Meeting of Shareholders, the business report, the consolidated financial statements or the non-consolidated financial statements, the Company shall give notice thereof to shareholders by posting it on the Company’s website (http://global.kyocera.com/ir/index.html), which can be accessed through the Internet.

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Reference Documents for General Meeting of Shareholders

Agenda and References are as follows:

Agendum No. 1:    Disposition of Surplus

The Company considers that the best way to increase its corporate value and to respond to shareholders’ expectations is to improve the consolidated performance of the Company into the future.

The Company takes strongly into consideration the linkage between dividend amounts and the consolidated performance of the Company and has implemented a dividend policy aiming for a consolidated dividend ratio of approximately 20% to 25%. In addition, the Company determines dividend amounts based on an overall assessment, taking into consideration various factors including the amount of capital expenditures necessary for the medium to long-term growth of the Company.

Pursuant to this policy and based on performance through the year ended March 31, 2008, the Company proposes a year-end dividend for the year ended March 31, 2008 of 60 yen per share, the same amount as in the year ended March 31, 2007. When aggregated with the interim dividend in the amount of 60 yen, the total annual dividend amount will be 120 yen per share.

It is also proposed that general reserve shall be set aside, in order to take into account the necessary reserve amounts for creation of new businesses, development of new markets and new technologies and acquisition of outside management resources needed to achieve stable and sustainable corporate growth of the Company.

The proposed disposition of surplus is as follows:

1.	Mattersrelating to Year-end Dividend

	(1)	Type of assets distributed as dividend:	Cash

	(2)	Matters with respect to allocation to shareholders of assets distributed as dividend and aggregate amount thereof:

60 yen per share of Common Stock of the Company.

		Aggregate amount thereof:	11,367,250,260 yen.

	(3)	Effective Date of Distribution of Surplus:	June 27, 2008

2.	Matters relating to general reserve

	(1)	Category of surplus to increase and amount thereof:

		General reserve:	45,000,000,000 yen.

	(2)	Category of surplus to decrease and amount thereof:

		Unappropriated retained earnings:	45,000,000,000 yen.

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Agendum No. 2:    Election of Two Directors

The Company proposes that two Directors be elected in order to further reinforce the management structure of the Company. Pursuant to Paragraph 2 of Article 22 of the Articles of Incorporation of the Company, the term of the office of the Directors to be elected at this Meeting will expire when the term of the other Directors currently in office expires.

The candidates for Director are as follows:

No.	Name (Date of birth)	Brief Personal History, Title, Status and Representation of other Companies		Shares of the Company Owned by Candidate
1	Tetsuo Kuba (Feb. 2, 1954)	Jun. 1982	Joined the Company	2,000
		Jul. 2000	General Manager of Automotive Components Division of Corporate Fine Ceramics Group of the Company
		Aug. 2002	General Manager of Corporate Fine Ceramics Division of the Company
		Jun. 2003	Executive Officer of the Company
		Jun. 2005	Managing Executive Officer of the Company General Manager of Corporate Fine Ceramics Group and Corporate Semiconductor Components Group of the Company [Present]
		Apr. 2007	Senior Managing Executive Officer of the Company [Present]

2	Tatsumi Maeda (Jan. 1, 1953)	Mar. 1975	Joined the Company	1,100
		Apr. 2001	General Manager of Corporate R&D Group for Components and Devices of the Company
		Jun. 2001	Director of the Company
		Aug. 2002	Deputy General Manager of Corporate Business Strategy Division of the Company
		Jun. 2003	Retired from the office of Director of the Company Managing Executive Officer of the Company General Manager of Corporate Business Strategy Division of the Company
		Jun. 2005	Deputy General Manager of Corporate Solar Energy Group of the Company
		Apr. 2007	Senior Managing Executive Officer of the Company [Present] General Manager of Corporate Solar Energy Group of the Company [Present]

Note: There is no special interest between the candidates and the Company.

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Agendum No. 3:    Election of Three Corporate Auditors

The term of office of two Corporate Auditors, Messrs. Osamu Nishieda and Shinji Kurihara will expire and Mr. Yasuo Akashi will resign from the office of Corporate Auditor at the close of this Meeting. Accordingly, the Company proposes that three Corporate Auditors be elected.

With respect to this Agendum, consent from the Board of Corporate Auditors has been obtained.

The candidates for Corporate Auditor are as follows:

No.	Name (Date of birth)	Duties, Principal Occupation and Representation of other Companies		Shares of the Company Owned by Candidate
1	Osamu Nishieda (Jan. 10, 1943)	Apr. 1975	Admitted to the Bar, Registered in the Osaka Bar Association [Present]	776,037
		Feb. 1986	Legal counsel to the Company [Present]
		Jun. 1993	Corporate Auditor of the Company [Present]

2	Kokichi Ishibitsu (Dec. 25, 1943)	May 1975	Joined the Company	1,800
		Jun. 1991	Director of the Company
		Feb. 1997	General Manager of Corporate R&D Group for Components and Devices
		Jun. 2000	Retired from the office of Director of the Company Director of Kinseki, Limited (Currently Kyocera Kinseki Corporation)
		Jun. 2001	Managing Director of Kinseki, Limited (Currently Kyocera Kinseki Corporation)
		Jun. 2006	Retired from the office of Managing Director of Kyocera Kinseki Corporation

3	Kazuo Yoshida (Jan. 10, 1948)	Apr. 1971	Joined the Ministry of Finance	0
		Jun. 1983	Assistant Budget Examiner at Budget Bureau of the Ministry of Finance
		Jul. 1985	Associate Professor, Faculty of Economics at Osaka University
		Apr. 1987	Associate Professor, Faculty of Economics at Kyoto University
		Aug. 1988	Professor, Faculty of Economics at Kyoto University
		Apr. 1997	Professor, Graduate School of Economics at Kyoto University
		Apr. 2006	Dean, Graduate School of Management at Kyoto University
		Apr. 2008	Professor, Graduate School of Management at Kyoto University [Present]

Notes:

1.	The Company has a retainer agreement with the candidate Mr. Osamu Nishieda to retain him as the Company’s legal counsel. There is no extraordinary relationship between either of the other candidates and the Company.

4

2.	Matters with respect to Outside Corporate Auditors are as follows:

(1)	Messrs. Osamu Nishieda and Kazuo Yoshida are candidates for Outside Corporate Auditor.

(2)	Reason for nomination of Messrs. Osamu Nishieda and Kazuo Yoshida as candidates for Outside Corporate Auditor and for judgment that they are capable of undertaking their duties as Outside Corporate Auditors:

(i)	The Company nominated Mr. Osamu Nishieda as a candidate for Corporate Auditor because the Company believes that he is capable of conducting a general audit of corporate activities as an Outside Corporate Auditor, based on his abundant knowledge and experience as an attorney at law despite his lack of experience in corporate management.

(ii)	The Company nominated Mr. Kazuo Yoshida as a candidate for Corporate Auditor because the Company believes that he is capable of conducting a general audit of corporate activities as an Outside Corporate Auditor based on his abundant experience at the Ministry of Finance and knowledge with respect to management derived from his study of economics despite his lack of experience in corporate management.

(3)	Mr. Kazuo Yoshida currently holds the office of outside corporate auditor of West Japan Railway Company. During his term in office at West Japan Railway Company, in 2005, there was a serious accident. Based on his abundant knowledge of management, he has carried out his duties as an Outside Corporate Auditor of West Japan Railway Company by expressing proper opinions in a timely manner and confirming prevention measures.

(4)	Mr. Osamu Nishieda has received a retainer fee based on a retainer agreement as the Company’s legal counsel and cash dividends on his shares of stock of the Company.

(5)	The time in office of Mr. Osamu Nishieda as a Corporate Auditor of the Company will be 15 years at the close of this Meeting.

(6)	The Company has entered into an agreement with Mr. Nishieda regarding limitation of his liability for damages due to negligence in the performance of his duties, in accordance with paragraph 1 of Article 427 of the Corporation Act and Article 36 of the Articles of Incorporation of the Company. The maximum amount of damages to be pursued against him, as set under such agreement, is limited to the smallest amount permissible under applicable laws and regulations. In the event that this agendum is approved and Mr. Osamu Nishieda is re-elected, this agreement will continue. In the event that Mr. Kazuo Yoshida is elected, the Company will newly enter into a similar agreement with him.

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Agendum No. 4:    Bonuses to Directors and Corporate Auditors

The Company proposes to pay bonuses to the 11 Directors and the 5 Corporate Auditors in office as of March 31, 2008 in an aggregate amount of 133,000,000 yen, which includes 120,900,000 yen for Directors and 12,100,000 yen for Corporate Auditors, taking into consideration the performance of the Company during the year ended March 31, 2008.

Agendum No. 5:    Payment of Retirement Allowance to Retired Director and Retiring Director and Corporate Auditor

The Company proposes to pay retirement allowances to the late Mr. Masahiro Umemura, who retired from the office of Director due to his decease on December 25, 2007, and Messrs. Koji Seki and Yasuo Akashi, who will resign from the office of Director and Corporate Auditor, respectively, at the close of this Meeting, for services rendered during their terms in office, in amounts which are reasonable and in accordance with the standards prescribed by the Company.

It is also proposed that the particular amounts, timing and method of payment of such allowances to the retired and retiring Directors be determined at a meeting of the Board of Directors and to the retiring Corporate Auditor through discussion among the Corporate Auditors.

Brief personal histories of the retired Director and retiring Director and Corporate Auditor are as follows:

Name	Brief Personal History
Masahiro Umemura	Jun. 1991	Director of the Company
	Jun. 1993	Managing Director of the Company
	Jun. 1997	Senior Managing Director and Representative Director of the Company
	Jun. 1999	Vice President and Representative Director of the Company
	Jun. 2003	Representative Director and Executive Vice President of the Company
	Jun. 2005	Vice Chairman of the Board and Representative Director and Chief Financial Officer of the Company
	Apr. 2006	Vice Chairman of the Board and Representative Director of the Company (In charge of Finance and Corporate Development)
	Dec. 2007	Deceased

Koji Seki	Jun. 2003	Director of the Company [Present]

Yasuo Akashi	Jun. 2003	Full-time Corporate Auditor of the Company [Present]

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Report for the year ended March 31, 2008

(Accompanying Materials for the 54th Ordinary General Meeting of Shareholders)

Kyocera Corporation

Notice:

This is an English translation from Japanese of the Report for the year ended March 31, 2008 of Kyocera Corporation distributed to shareholders in Japan. The translation is prepared solely for the reference and convenience of foreign shareholders. In the event of any discrepancy between this translation and the Japanese original, the latter shall prevail.

Kyocera Management Philosophy

Corporate Motto

“Respect the Divine and Love People”

Preserve the spirit to work fairly and honorably,

respecting people, our work, our company and our global community.

Management Rationale

To provide opportunities for the material and intellectual growth of all our employees, and through our joint effort, contribute to the advancement of society and humankind.

Management Philosophy

To coexist harmoniously with nature and society.

Harmonious coexistence is the underlying foundation of all our business activities as we work to create a world of abundance and peace.

Kyocera was built upon a unique foundation: the human spirit

When I founded Kyocera, I didn’t have sufficient funding, let alone decent facilities or equipment. However, I was fortunate enough to have associates with whom I felt a spiritual bond. We shared every joy and pain, just like a family. I therefore decided to run this company with faith in the human spirit. The human spirit is said to be easily changed. Yet, when a deep sense of trust exists, I have found that there is nothing stronger or more reliable than our spiritual ties. Today, this faith in the human spirit forms the very heart of Kyocera.

Kazuo Inamori

Chairman Emeritus

Greetings

We are pleased to present to you our Report for the year ended March 31, 2008.

In addition to the reinstatement of the “Amoeba Management System”, Kyocera Group worked hard during the year to develop new products and technologies and to maximize synergies within group companies aimed at achieving sustainable sales expansion and high profitability. As a result, we posted year-on-year increases in both sales and profit on a consolidated basis in the year ended March 31, 2008.

Although Kyocera expects the global economic slowdown to intensify and the business environment to become tougher in the year ending March 31, 2009, we will push forward with efforts to be a “creative company that continues to grow”. We will accomplish this by boosting sales in the Telecommunications Equipment Group through acquisition of the mobile phone business of SANYO Electric Co., Ltd. and by expanding business in the Applied Ceramic Products Group, particularly the solar energy business. At the same time, we aim to be trusted by the wider community for upholding the highest corporate ethics.

We would very much appreciate the ongoing support of our shareholders for the efforts of Kyocera Group.

Noboru Nakamura

Chairman of the Board and Representative Director

Makoto Kawamura

President and Representative Director

(Accompanying Materials for the 54th Ordinary General Meeting of Shareholders)

Business Report (From April 1, 2007 to March 31, 2008)

1. Current Conditions of Kyocera Corporation and its Consolidated Subsidiaries

(1) Business Progress and Results

The Japanese economy during the year ended March 31, 2008 (hereafter, “fiscal 2008” refers to the fiscal year ended March 31, 2008, and other fiscal years are referred to in a corresponding manner.) was characterized by steadily increasing exports and a high level of corporate earnings, while individual consumption was also stable. Slumping housing investment and rising energy and raw material prices, however, resulted in only moderate economic expansion overall. In the United States, credit uneasiness worsened, triggered by issues related to housing loans for individuals with low creditworthiness and culminating in heightened fears of a business slowdown beginning in the summer of 2007. Combined with this, a drop-off in individual consumption and restrained capital investment became obvious and resulted in economic deceleration. The European economy expanded moderately, supported by an increase in exports. Individual consumption in Europe has tapered off since the start of calendar year 2008, however, and the economic outlook has become increasingly uncertain. The Chinese economy continued to expand on account of increases in capital investment and exports, together with robust individual consumption.

In the digital consumer equipment market, which is the principal market for Kyocera Corporation and its consolidated subsidiaries (“Kyocera Group” or “Kyocera”), demands for mobile phone handsets, flat panel TV sets and other equipment expanded steadily, particularly in the first half of fiscal 2008. There have been inventory adjustments for mobile phone handsets in certain Asian markets, however, since the start of calendar year 2008. In addition, the yen appreciated against the U.S. dollar, with the exchange rate at one time dropping below 100 yen to the dollar.

Consolidated Financial Results:

During fiscal 2008, Kyocera Group worked aggressively to introduce new products and improve productivity in order to achieve continuous sales expansion and high profitability.

Consolidated net sales for fiscal 2008 amounted to ¥1,290,436 million, an increase of only 0.5% compared with fiscal 2007 but still marked the highest. This result can be attributed to an increase in sales in the Components Business, which more than offset a decrease in sales in the Equipment Business.

Profit from operations increased by 12.8% compared with fiscal 2007 to ¥152,420 million due to a significant increase in profit in the Equipment Business, which was partly offset by a decrease in profit in the Components Business. Depreciation increased by ¥5,475 million due primary to a comprehensive review of the value of fixed assets, triggered by the tax revision in Japan.

Income from continuing operations before income taxes and minority interests increased by 11.7% compared with fiscal 2007 to ¥174,842 million due to increases in equity in earnings of affiliates and unconsolidated subsidiaries and interest and dividend income. Net income increased by 0.7% compared with fiscal 2007 to ¥107,244 million.

Highlights of Consolidated Results

Notes:

1.	In fiscal 2007, Kyocera Corporation sold its shares of Kyocera Leasing Co., Ltd., a subsidiary engaged in financing services. As a result, business results and profit on sale of its shares of Kyocera Leasing Co., Ltd. for fiscal 2007 were recorded as income (or loss) from discontinued operations in accordance with accounting principles generally accepted in the U.S. As a result, figures for fiscal 2005 and 2006 have been retrospectively reclassified.

2.	The amounts, numbers of shares and ratios (%) in this Report are rounded to the nearest unit as indicated.

3.	Graphs in this Report are for reference only. Periods contained in graphs show their respective fiscal years.

Consolidated Results by Reporting Segment

Components Business:

Net sales:	¥679,990 million, up 4.5% year on year
Operating profit:	¥100,373 million, down 4.1% year on year

The Applied Ceramic Products Group posted a considerable increase in sales compared with fiscal 2007 driven by the solar energy business, which led to the overall increase in sales in the Components Business compared with fiscal 2007. Despite an increase in profit in the Applied Ceramic Products Group, operating profit in the Components Business decreased overall compared with fiscal 2007 due to a decline in profit in the Fine Ceramic Parts Group, the Semiconductor Parts Group and the Electronic Device Group.

(1)	Fine Ceramic Parts Group

Net sales:	¥81,309 million, down ¥17 million year on year
Operating profit:	¥11,167 million, down 28.8% year on year

Sales of parts for diesel engines for automobiles, sapphire substrates for LEDs and dielectric parts for mobile phone base stations all increased. However, there was a decrease in demand for components for semiconductor processing equipment, one of the core products in this reporting segment, due to a decrease in capital investment in the semiconductor industry. As a result, sales in this reporting segment remained level with fiscal 2007. Operating profit decreased compared with fiscal 2007 due primarily to an increase in depreciation.

(2)	Semiconductor Parts Group

Net sales:	¥154,538 million, up 1.5% year on year
Operating profit:	¥20,027 million, down 9.8% year on year

Sales of surface mount device (SMD) ceramic packages for electronic components, ceramic packages for image sensors and organic packages increased. Sales of parts for optical telecommunications devices decreased, however, leading to only a slight increase in overall net sales in this reporting segment compared with fiscal 2007. Although losses shrank substantially in the organic package business, overall operating profit in this reporting segment decreased due to an increase in depreciation coupled with a decline in selling prices.

(3)	Applied Ceramic Products Group

Net sales:	¥149,942 million, up 14.4% year on year
Operating profit:	¥32,655 million, up 46.2% year on year

Both net sales and operating profit increased significantly in this reporting segment compared with fiscal 2007 due to considerable growth in sales in the solar energy business in overseas markets, notably Europe, and to an increase in sales in the cutting tools business.

(4)	Electronic Device Group

Net sales:	¥294,201 million, up 2.8% year on year
Operating profit:	¥36,524 million, down 17.9% year on year

Demands for capacitors and timing devices have decreased since the start of calendar year 2008. Production of digital consumer equipment was solid throughout fiscal 2008, however, resulting in increased overall net sales in this reporting segment compared with fiscal 2007. Operating profit decreased, however, due to a decline in selling prices, etc.

Equipment Business:

Net sales:	¥497,563 million, down 4.3% year on year
Operating profit:	¥46,324 million, up 35.2% year on year

Overall sales in the Equipment Business were down from fiscal 2007, despite an increase in sales in the Information Equipment Group, on account of a decrease in sales in the Telecommunications Equipment Group. Operating profit in the Equipment Business increased significantly overall, however, owing to an increase in profit in both of the Telecommunications Equipment Group and the Information Equipment Group.

(1)	Telecommunications Equipment Group

Net sales:	¥220,817 million, down 12.1% year on year
Operating profit:	¥6,786 million, up ¥6,495 million year on year

Despite strong sales in the mobile phone handset business in Japan, a slow sales overseas culminated in a decline in overall sales in this reporting segment compared with fiscal 2007. Operating profit increased significantly compared with fiscal 2007, however, due to a reduction in production costs in the domestic mobile phone handset business, and improved profitability in the PHS related business as a result of concentrating management resources in Japan.

(2)	Information Equipment Group

Net sales:	¥276,746 million, up 3.0% year on year
Operating profit:	¥39,538 million, up 16.4% year on year

Sales in this reporting segment increased due to sales growth in printers, particularly in Europe, spurred by aggressive new product introductions and enhanced sales activities. Operating profit increased significantly compared with fiscal 2007 on account of new product introductions and increased sales of consumables in addition to the positive effect of yen depreciation against the Euro.

Others:

Net sales:	¥138,494 million, up 0.9% year on year
Operating profit:	¥9,635 million, up 40.0% year on year

Both net sales and operating profit increased in this reporting segment compared with fiscal 2007 due to expanded net sales and operating profit at Kyocera Communication Systems Co., Ltd. and improved profitability in the optical related business.

Note:

From fiscal 2008, the “Optical Equipment Group,” previously an independent reporting segment, has been reclassified into “Others.” Accordingly, net sales and operating profit or loss for fiscal 2005, 2006 and 2007 have been retroactively reclassified pursuant to the same standard.

Principal Management Measures and Significant Decision implemented during fiscal 2008:

1.	In September 2007, AVX Corporation (AVX), a U.S. subsidiary, acquired American Technical Ceramics Corp. (ATC), a U.S.-based manufacturer of electronic components, and made it a wholly-owned subsidiary, with the goal of strengthening its business in the area of advanced components such as high frequency ceramic capacitors. This acquisition has enabled AVX to expand its product line-up and its sales networks for high-frequency products.

2.	With the objective of further enhancing the Telecommunications Equipment Group, Kyocera concluded a basic agreement with SANYO Electric Co., Ltd. (SANYO) in October 2007 regarding acquisition by Kyocera of the mobile phone business of SANYO, and it concluded a final agreement relating thereto in January 2008. Through this acquisition, Kyocera seeks to expand sales and boost profitability in the Telecommunications Equipment Group by expanding its sales channels in North America and by integrating the excellent product development and design technologies of SANYO with the management resources of Kyocera. This acquisition was made on April 1, 2008.

(2) Capital Expenditures

Capital expenditures for fiscal 2008 totaled ¥85,101 million, an increase by ¥15,205 million or 21.8% compared with fiscal 2007. Kyocera increased capital expenditure to expand capacity of production in the Applied Ceramic Products Group, the Electronic Device Group and the Information Equipment Group.

Required funds for fiscal 2008 were mainly financed from internal funds, and no financing was obtained through issuance of notes or bonds, etc.

(3) Management Challenges

(i)	Improve profitability in the Telecommunications Equipment Group

Kyocera acquired the mobile phone business of SANYO on April 1, 2008. As a result, the Telecommunications Equipment Group now generates the largest amount of sales among all of Kyocera’s reporting segments. Going forward, Kyocera seeks to achieve the following three goals as a means to swiftly improve profitability in such business: (a) expand sales and improve profitability in the mobile phone market in North America; (b) further expand market share and establish strong business foundations in the Japanese mobile phone market; and (c) expand the wireless communication systems business.

(ii)	Strengthen new product development and create new businesses

Kyocera promotes the development of small ceramics and organic packages in the Semiconductor Parts Group and electronic devices befitting sophisticated digital consumer equipment for the telecommunications and information processing market. Kyocera is also striving to increase the conversion efficiency of photovoltaic generating systems for the environmental preservation market. In addition, Kyocera seeks to create new businesses in key markets by leveraging its cutting-edge materials and components technologies amassed across departments within Kyocera. Specifically, Kyocera is pushing ahead with development aimed at quick commercialization of solid oxide fuel cells (SOFC) for household use by exploiting materials technology employed in fine ceramic parts.

Note: Forward-Looking Statements

Certain of the statements made in this Report are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe, and Asia, particularly including China; unexpected changes in economic, political and legal conditions in China; our ability to develop, launch and produce innovative products, including meeting quality and delivery standards, and our ability to otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components; manufacturing delays or defects resulting from outsourcing or internal manufacturing processes which may adversely affect our production yields and operating results; factors that may affect our exports, including a strong yen, political and economic instability, difficulties in collection of accounts receivable, decrease in cost competitiveness of our products, increases in shipping and handling costs, difficulty in staffing and managing international operations, and inadequate protection of our intellectual property; changes in exchange rates, particularly between the yen and the U.S. dollar and Euro, respectively, in which we make significant sales; inability to secure skilled employees, particularly engineering and technical personnel; insufficient protection of our trade secrets and patents; holding licenses to continue to manufacture and sell certain of its products; future initiatives and in-process research and development may not produce the desired results; events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of diseases; the occurrence of natural disasters, such as earthquakes, in locations where our manufacturing and other key business facilities are located; and fluctuations in the value of, and impairment losses on, securities and other assets held by us, and changes in accounting principles. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this Report.

(4) Four-Year Financial Summary

	(Yen in millions except per share amounts)
	Years ended March 31,
	2005	2006	2007	2008
Net sales	1,173,660	1,173,544	1,283,897	1,290,436
Income from continuing operations before income taxes and minority interests	104,013	117,237	156,540	174,842
Net income	45,908	69,696	106,504	107,244
Basic earnings per share (yen)	244.86	371.68	566.03	566.58
Total assets	1,745,519	1,931,522	2,130,464	1,976,746
Net assets	1,174,851	1,289,077	1,514,560	1,451,165
Net assets per share (yen)	6,266.50	6,865.75	8,028.45	7,659.72

Notes:

1.	The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

2.	Basic earnings per share is calculated using the average number of shares in issue during each respective fiscal period and net assets per share is calculated using the number of shares in issue at the end of each respective fiscal period.

3.	In fiscal 2007, Kyocera Corporation sold its shares of Kyocera Leasing Co., Ltd., a subsidiary engaged in financing services. As a result, business results and profit on sale of its shares of Kyocera Leasing Co., Ltd. for fiscal 2007 were recorded as income or loss from discontinued operations in accordance with accounting principles generally accepted in the U.S. As a result, figures for fiscal 2005 and 2006 have been retrospectively reclassified pursuant to the same standard.

4.	In fiscal 2005, consolidated net sales increased compared with fiscal 2004 reflecting increases in sales of the Semiconductor Parts Group and the Electronic Device Group due to burgeoning component demand in the electronics industry in the first half although sales in the Telecommunications Equipment Group declined mainly due to sluggish sales of mobile phone handsets. Consolidated net income decreased compared with fiscal 2004 due to a one-time loss related to structural reforms in the Telecommunications Equipment Group and the Optical Equipment Group that aimed at boosting profitability, as well as additional taxes imposed as a result of tax assessment relating to transfer pricing on trade in products in past years between Kyocera Corporation and its overseas subsidiaries.

5.	In fiscal 2006, consolidated net sales remained at the same level as fiscal 2005 due to the decline in sales prices of components and the downsizing of camera business despite the steady increase in sales of the Applied Ceramic Products Group such as solar energy business. Consolidated net income increased compared with fiscal 2005 as structural reforms came to fruition.

6.	In fiscal 2007, amid a favorable market environment manifesting strong demand for digital consumer equipment, net sales in the Components Business and the Equipment Business increased compared with fiscal 2006. Also all reporting segments in the Components Business and the Equipment Business recorded increases in profits. Consolidated net income increased due to tax refunds pursuant to the voidance of a portion of the original assessment relating to transfer pricing adjustment.

7.	Performance for fiscal 2008 is as stated in “(1) Business Progress and Results” on previous pages.

(5) Principal Businesses (as of March 31, 2008)

Kyocera manufactures and sells a highly diversified range of products, including components involving fine ceramic technologies and applied ceramic products, telecommunications and information equipment etc. The principal products are as follows:

Reporting Segments	Principal Products
Fine Ceramic Parts Group

Information & Telecommunication Components,

Sapphire Substrates, Components for Semiconductor Processing Equipment, Components for LCD Manufacturing Equipment, Automotive Components, General Industrial Ceramic Components

Semiconductor Parts Group

Surface Mount Device (SMD) Ceramic Packages,

CCD/CMOS Sensor Ceramic Packages, LSI Ceramic Packages, Wireless Communication Device Packages,

Optical Communication Device Packages and Components,

Organic Multilayer Packages and Substrates

Applied Ceramic Products Group	Residential and Industrial Solar Power Generating Systems, Solar Cells and Modules, Cutting Tools, Micro Drills, Jewelry and Application Products, Medical and Dental Implants

Electronic Device Group

Ceramic Capacitors, Tantalum Capacitors, Timing Devices

[Temperature Compensated Crystal Oscillators (TCXOs), Crystal Units, Ceramic Resonators], Surface Acoustic Wave (SAW) Filters, RF Modules, Connectors, Thermal Printheads, LED Printheads, Amorphous Silicon Photoreceptor Drums, Liquid Crystal Displays

Telecommunications Equipment Group	CDMA Mobile Phone Handsets, Personal Handy Phone System (PHS) Related Products [PHS Mobile Phone Handsets, PHS Base Stations, High Speed Wireless Data Transmission Systems]

Information Equipment Group	ECOSYS Printer, Copying Machines, Multifunction Peripheral

Others

Telecommunication Engineering Business,

Information and Communication Technology Business,

Management Consulting Business,

Chemical Materials for Electronic Components,

Electrical Insulators, Molded Products, Optical Components, Hotel Business, Realty Development Business,

Insurance Agent and Travel Agent Business

(6) Significant Subsidiaries (as of March 31, 2008)

Name of Subsidiary	Amount of Capital (Yen in millions and others in thousands)	Ownership by Kyocera Corporation (%)	Principal Business
Kyocera Communication Systems Co., Ltd.	¥2,986	76.30	Information Technology Services
Kyocera ELCO Corporation	¥400	100.00	Manufacture and sale of electronic device related products
Kyocera Mita Corporation	¥12,000	100.00	Manufacture and sale of information equipment
Kyocera Chemical Corporation	¥10,172	100.00	Manufacture and sale of chemical materials for electronic components
Kyocera Kinseki Corporation	¥16,318	100.00	Manufacture of electronic device related products
Kyocera Solar Corporation	¥300	100.00	Sale of solar energy equipment
Kyocera Realty Development Co., Ltd.	¥50	100.00	Real estate services
Kyocera SLC Technologies Corporation	¥4,000	100.00	Manufacture and sale of organic multilayer printed circuit board
Japan Medical Materials Corporation	¥2,500	77.00	Development, manufacture and sale of medical materials and equipment
Kyocera International, Inc.	US$34,850	100.00	Investment and management service as a holding company to subsidiaries in North America region
AVX Corporation	US$1,763	69.06	Manufacture and sale of electronic device related products
Shanghai Kyocera Electronics Co., Ltd.	¥14,700	100.00	Manufacture and sale of ceramic related products and electronic device related products
Dongguan Shilong Kyocera Optics Co., Ltd.	HK$472,202	90.00	Manufacture and sale of cutting tools and thin film devices
Kyocera (Tianjin) Sales & Trading Corporation	US$10,000	90.00	Sale of fine ceramic related products, solar energy equipment, electronic device related products and information equipment
Kyocera Asia Pacific Pte. Ltd.	US$105	100.00	Sale of ceramic related products and electronic device related products
Universal Optical Industries Ltd.	HK$500	*100.00	Sale of cutting tools and thin film devices
Kyocera Fineceramics GmbH	EURO1,687	100.00	Sale of ceramic related products, solar energy equipment and thin film devices

Note:    * shows ownership by wholly owned subsidiaries of Kyocera Corporation.

(7) Principal Business Sites (as of March 31, 2008)

Headquarters: 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto Japan

Japan:

Kyocera Corporation	Kyocera SLC Technologies Corporation (Shiga)
Hokkaido Kitami Plant	Kyocera Solar Corporation (Kyoto)
Fukushima Tanagura Plant	Japan Medical Materials Corporation (Osaka)
Nagano Okaya Plant	Kyocera Kinseki Corporation (Tokyo)
Mie Ise Plant	Kyocera ELCO Corporation (Kanagawa)
Shiga Gamo Plant	Kyocera Display Institute Co., Ltd. (Shiga)
Shiga Yokaichi Plant	Kyocera Mita Corporation (Osaka)
Kagoshima Sendai Plant	Kyocera Mita Japan Corporation (Tokyo)
Kagoshima Kokubu Plant	Kyocera Optec Co., Ltd. (Tokyo)
Kagoshima Hayato Plant	Kyocera Communication Systems Co., Ltd. (Kyoto)
R&D Center, Yokohama	Kyocera Chemical Corporation (Saitama)
R&D Center, Keihanna (Kyoto)	Kyocera Realty Development Co., Ltd. (Tokyo)
R&D Center, Kagoshima	Hotel Kyocera Co., Ltd. (Kagoshima)
Hotel Princess Kyoto Co., Ltd. (Kyoto)
Kyocera International Co., Ltd. (Kyoto)

Overseas:

Kyocera International, Inc. (U.S.A.)
Kyocera Industrial Ceramics Corporation (U.S.A.)
Kyocera America, Inc. (U.S.A.)
Kyocera Asia Pacific Pte. Ltd. (Singapore)
Shanghai Kyocera Electronics Co., Ltd. (China)
Kyocera (Tianjin) Sales & Trading Corporation (China)
Kyocera Solar, Inc. (U.S.A.)
Kyocera Mexicana, S.A. de C.V. (Mexico)
Kyocera (Tianjin) Solar Energy Co., Ltd. (China)
Kyocera Solar Europe S.R.O. (Czech Republic)
Kyocera Fineceramics GmbH (Germany)
Kyocera Tycom Corporation (U.S.A.)
Kyocera Precision Tools Korea Co., Ltd. (Korea)
Universal Optical Industries Ltd. (China)
Dongguan Shilong Kyocera Optics Co., Ltd. (China)
AVX Corporation (U.S.A.)
Kyocera ELCO Korea Co., Ltd. (Korea)
Kyocera ELCO Hong Kong Ltd. (China)
Kyocera Wireless Corp. (U.S.A.)
Kyocera Wireless (India) Pvt. Ltd. (India)
Kyocera Telecommunications Research Corporation (U.S.A.)
Kyocera Mita America, Inc. (U.S.A.)
Kyocera Mita Office Equipment (Dongguan) Co., Ltd. (China)
Kyocera Mita Europe B.V. (Netherlands)
Kyocera Mita Deutschland GmbH (Germany)
Piazza Investment Co., Ltd. (China)

(8) Employees (as of March 31, 2008)

Consolidated

Reporting Segments	Number of Employees	Change from the end of fiscal 2007
Fine Ceramic Parts Group	3,526	Increase of 575
Semiconductor Parts Group	10,389	Increase of 278
Applied Ceramic Products Group	6,225	Increase of 373
Electronic Device Group	23,548	Increase of 1,058
Telecommunications Equipment Group	2,982	Decrease of 91
Information Equipment Group	13,218	Increase of 1,024
Others	4,913	Decrease of 293
Headquarters	1,695	Increase of 95
Total	66,496	Increase of 3,019

Note: Number	of employees represents the total number of regular employees who work full-time.

Non-consolidated

Number of employees	13,128
Change from the end of fiscal 2007	Increase of 515
Average age	38.5
Average years of service	15.6

Note: Number	of employees represents the total number of regular employees who work full-time.

2. Shares (as of March 31, 2008)

(1)	Total number of shares authorized to be issued: 600,000,000

(2)	Total number of shares issued: 191,309,290

  (1,855,119 shares of treasury stock are included in the total number of shares issued set forth above.)

(3)	Number of shareholders: 65,310

(4)	Major shareholders (Top 10)

Name	Number of Shares Owned (in thousands)	Shareholding Ratio (%)
State Street Bank and Trust Company	17,925	9.46
The Master Trust Bank of Japan, Ltd. (Trust Account)	10,836	5.72
Japan Trustee Services Bank, Ltd. (Trust Account)	9,224	4.87
The Bank of Kyoto, Ltd.	7,218	3.81
Kazuo Inamori	6,806	3.59
Nats Cumco	5,110	2.70
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	5,076	2.68
The Inamori Foundation	4,680	2.47
Deutsche Securities Inc.	4,351	2.30
KI Enterprise Co., Ltd.	3,550	1.87

        Note:    The shareholding ratios are calculated after deduction of the treasury stock.

3. Stock Acquisition Rights (as of March 31, 2008)

Kyocera Corporation has issued the following stock acquisition rights for the purpose of granting stock options to those set forth below.

(1)	2nd Stock Acquisition Rights

( i )	Number of stock acquisition rights outstanding: 1,157
( ii )	3 Directors hold 125 stock acquisition rights in aggregate and no Corporate Auditor holds stock acquisition rights out of (i) above.
( iii )	Class of shares to be issued upon exercise of stock acquisition rights: Common Stock of Kyocera Corporation
( iv )	Number of shares to be issued upon exercise of stock acquisition rights: 115,700 shares (One stock acquisition right will entitle the holder thereof to acquire 100 shares.)
( v )	Issue price of stock acquisition rights: Nil
( vi )	Amount to be paid in upon exercise of stock acquisition rights: ¥7,900
(vii )	Exercise period for stock acquisition rights: From October 1, 2003 to September 30, 2008
(viii)	Permitted grantees: Directors, Corporate Auditors, Executive Officers or employees of Kyocera Corporation and its subsidiaries

(2)	3rd Stock Acquisition Rights

( i )	Number of stock acquisition rights outstanding: 3,802
( ii )	5 Directors hold 250 stock acquisition rights in aggregate and 1 Corporate Auditor holds 30 stock acquisition rights in aggregate out of (i) above.
( iii )	Class of shares to be issued upon exercise of stock acquisition rights: Common Stock of Kyocera Corporation
( iv )	Number of shares to be issued upon exercise of stock acquisition rights: 380,200 shares (One stock acquisition right will entitle the holder thereof to acquire 100 shares.)
( v )	Issue price of stock acquisition rights: Nil
( vi )	Amount to be paid in upon exercise of stock acquisition rights: ¥8,725
(vii )	Exercise period for stock acquisition rights: From October 1, 2004 to September 30, 2008
(viii)	Permitted grantees: Directors, Corporate Auditors, Executive Officers or employees of Kyocera Corporation and its subsidiaries

(3)	4th Stock Acquisition Rights

( i )	Number of stock acquisition rights outstanding: 7,407
( ii )	6 Directors hold 350 stock acquisition rights in aggregate and 1 Corporate Auditor holds 30 stock acquisition rights in aggregate out of (i) above.
( iii )	Class of shares to be issued upon exercise of stock acquisition rights: Common Stock of Kyocera Corporation
( iv )	Number of shares to be issued upon exercise of stock acquisition rights: 740,700 shares (One stock acquisition right will entitle the holder thereof to acquire 100 shares.)
( v )	Issue price of stock acquisition rights: Nil
( vi )	Amount to be paid in upon exercise of stock acquisition rights: ¥8,619
(vii )	Exercise period for stock acquisition rights: From October 1, 2005 to September 30, 2008
(viii)	Permitted grantees: Directors, Corporate Auditors, Executive Officers or employees of Kyocera Corporation and its subsidiaries

Note:    No stock acquisition right has been granted to outside Corporate Auditors.

4. Directors and Corporate Auditors

(1) List of Directors and Corporate Auditors (as of March 31, 2008)

Position	Name	Duties, Principal Occupation and Representation of other Companies
Advisor and Director	Kensuke Itoh

Chairman of the Board and Representative Director	Noboru Nakamura

Vice Chairman of the Board and Representative Director	Yuzo Yamamura	General Manager of Corporate Communication Equipment Group, President and Representative Director of Kyocera ELCO Corporation

Vice Chairman of the Board and Representative Director	Naoyuki Morita	Chairman of the Board and President and Representative Director of Kyocera Communication Systems Co., Ltd.

President and Representative Director	Makoto Kawamura	President and Executive Officer

Director	Koji Seki	Chairman of the Board and Representative Director of Kyocera Mita Corporation

Director	Michihisa Yamamoto	Deputy General Manager of Corporate Communication Equipment Group (In charge of Manufacturing)

Director	Isao Kishimoto	President and Representative Director of Kyocera Kinseki Corporation

Director	Hisao Hisaki	Chairman of the Board and President of Kyocera (Tianjin) Sales & Trading Corporation

Director	Rodney N. Lanthorne	President and Director of Kyocera International, Inc.

Director	John S. Gilbertson	President and Director and Chief Executive Officer of AVX Corporation

Full-time Corporate Auditor	Yoshihiko Nishikawa

Full-time Corporate Auditor	Yasuo Akashi

Corporate Auditor	Osamu Nishieda	Attorney At Law

Corporate Auditor	Shinji Kurihara	Chairman of Takeda Hospital Management Institute, Medical Corporation Koseikai Takeda Hospital

Corporate Auditor	Shigekazu Tamura	Certified Public Accountant

        Notes:

1.	Other important jobs undertaken by Directors and Corporate Auditors.

(1)	Messrs. Kensuke Ito, Advisor and Director, Noboru Nakamura, Chairman of the Board and Representative Director, Yuzo Yamamura, Vice Chairman of the Board and Representative Director, Makoto Kawamura, President and Representative Director and Rodney N. Lanthorne, Director, serve as Directors of AVX Corporation.
(2)	Mr. Noboru Nakamura, Chairman of the Board and Representative Director, serves as an outside Director of KDDI Corporation.
(3)	Mr. Yasuo Akashi, Full-time Corporate Auditor, serves as an outside Corporate Auditor of KDDI Corporation.

2.	Messrs. Osamu Nishieda, Shinji Kurihara and Shigekazu Tamura are outside Corporate Auditors.

3.	Mr. Shinji Kurihara, Corporate Auditor, has experience working in a financial institution, and accordingly is knowledgeable about finance and accounting.

4.	Mr. Shigekazu Tamura, Corporate Auditor, is a certified public accountant and a licensed tax accountant, and accordingly is an expert in finance and accounting.

5.	As of April 1, 2008, the “Duties, Principal Occupation and Representation of other Companies” of Mr. Naoyuki Morita were changed to “Chairman of the Board and Representative Director of Kyocera Communication Systems Co., Ltd.”

(2) Director retired during fiscal 2008

The following Director, who was in office on the day immediately following the 53rd Ordinary General Meeting of Shareholders held on June 27, 2007, retired prior to March 31, 2008:

Name: Masahiro Umemura

Position as of Retirement: Vice Chairman of the Board and Representative Director

Duties, Principal Occupation and Representation of other Companies: In charge of Finance and Corporate Development

Reason of Retirement: Deceased

Retired Date: December 25, 2007

(3) Remuneration to Directors and Corporate Auditors

	Number of Directors and Corporate Auditors	Amount of Remuneration (Yen in millions)
Directors	12	¥394
Corporate Auditors	5	¥64
(Outside Corporate Auditors out of 5 Corporate Auditors above)	(3)	¥(18)
Total	17	¥458

        Notes:

1.	Amount of remuneration to Directors does not include salaries for services as employees or Executive Officers for Directors who serve as such.

2.	Amount of remuneration include aggregate amount of bonuses to Directors and Corporate Auditors in the amount of ¥133 million, of which ¥121 million is for Directors and ¥12 million is for Corporate Auditors, and which remains subject to approval of an agendum entitled “Bonuses to Directors and Corporate Auditors” at the 54th Ordinary General Meeting of Shareholders to be held on 26 June, 2008.

3.	Amount of remuneration includes ¥53 million, of which ¥46 million is for Directors and ¥7 million is for Corporate Auditors, and which was recorded as retirement allowances for Directors and Corporate Auditors for fiscal 2008.

(4) Outside Corporate Auditors

(i)	Activities of outside Corporate Auditors during fiscal 2008

(a)	Mr. Osamu Nishieda, Corporate Auditor, attended all of the 16 meetings of the Board of Directors and all of the 12 meetings of the Board of Corporate Auditors which were held during fiscal 2008 and expressed his views based on his knowledge and experience as an attorney at law.

(b)	Mr. Shinji Kurihara, Corporate Auditor, attended 13 out of 16 meetings of Board of Directors and all of the 12 meetings of the Board of Corporate Auditors which were held during fiscal 2008 and expressed his views based on his knowledge of and experience in corporate management.

(c)	Mr. Shigekazu Tamura, Corporate Auditor, attended 12 out of 16 meetings of Board of Directors and all of the 12 meetings of the Board of Corporate Auditors which were held during fiscal 2008 and expressed his views based on his knowledge and experience as a certified public accountant.

(ii)	Substance of agreements regarding limitation of liability

Kyocera Corporation has entered into agreements with outside Corporate Auditors regarding the limitation of their liability for damages due to negligence in their performance of their tasks, in accordance with paragraph 1 of Article 427 of the Corporation Act and Article 36 of the Articles of Incorporation of Kyocera Corporation. The limitations on the amounts of damages to be pursued against them set under such agreements are the smallest amounts permissible under such laws.

5. Accounting Auditor

(1)	Name of Accounting Auditor: Kyoto Audit Corporation (Appointed on June 27, 2007)

(2)	Remuneration and Other Amounts to Accounting Auditor

Remuneration and other amounts payable by Kyocera Corporation to the Accounting Auditor for services for fiscal 2008	¥229 million
Total amount of cash and other financial benefits payable by Kyocera Group to the Accounting Auditor for services for fiscal 2008	¥451 million

Notes:

1.	The overseas subsidiaries of Kyocera Corporation are audited by an auditing firm other than that used by Kyocera Corporation as its Accounting Auditor.

2.	In the audit agreement between Kyocera Corporation and the Accounting Auditor, remunerations are determined without separately indicating amounts payable for auditing under the Corporation Act and for auditing under the Financial Instruments and Exchange Law. Accordingly, ¥229 million represents aggregate amount for both of these auditing services.

(3)	Policy Regarding Decision to Terminate or Not to Reappoint Accounting Auditor

In the event that the Board of Corporate Auditors determines that the Accounting Auditor is subject to any of the events as provided by Paragraph 1 of Article 340 of the Corporation Act, the Board of Corporate Auditors is authorized to terminate the office of such Accounting Auditor or to request the Board of Directors to consider proposing to the General Shareholders’ Meeting the termination or non-reappointment of such Accounting Auditor. Should anything occur to negatively impact the qualifications or independence of the Accounting Auditor, making it unlikely that such Accounting Auditor will be able to properly perform an audit, the Board of Directors, subject to prior consent of, or request from, the Board of Corporate Auditors, shall propose to the General Shareholders’ Meeting a resolution to terminate or not to reappoint such Accounting Auditor.

6. System and Policy

Kyocera Corporation has adopted through its Board of Directors the “Kyocera Group Basic Policy for Corporate Governance and Internal Control” as follows:

Kyocera Group

Basic Policy for Corporate Governance and Internal Control

Kyocera Group has made “Respect the Divine and Love People” its corporate motto and “to provide opportunities for the material and intellectual growth of all our employees, and through our joint effort, contribute to the advancement of society and humankind.” its management rationale.

Kyocera Group always strives to maintain equity and fairness, and faces all situations with courage and conscience, and it intends to realize transparent systems for corporate governance and internal control.

Under such corporate motto and management rationale, the Board of Directors is implementing a basic policy for corporate governance and internal control as described below.

This statement of basic policy sets forth such basic policy in accordance with Paragraph 5 and item 6 of Paragraph 4 of Article 362 of the Corporation Act, and Paragraphs 1 and 3 of Article 100 of the Execution Rules of the Corporation Act, which require establishment of a system to ensure that conduct of business by the Directors will be in compliance with all applicable laws and regulations and the Articles of Incorporation and to ensure proper conduct of business by Kyocera Corporation (the “Company”) and Kyocera Group, as a whole.

I.    Corporate Governance

1.    Basic Policy for Corporate Governance

The Board of Directors of Kyocera Corporation defines the corporate governance of Kyocera Group to mean “structures to ensure that Directors conducting the business manage the corporations in a fair and correct manner.”

The purpose of corporate governance is to maintain soundness and transparency of management and to achieve fair and efficient corporate management, through which the management rationale of Kyocera Group can be realized.

The Board of Directors shall inculcate the “Kyocera Philosophy,” which is the basis of the management policy of Kyocera Group, into all Directors and employees working in Kyocera Group, and establish a sound corporate culture. The Board of Directors shall establish proper corporate governance through exercise of the Kyocera Philosophy (Note).

Note:	The “Kyocera Philosophy” is a corporate philosophy and life philosophy created through integration of the thoughts of the founder of Kyocera Corporation regarding management and life. The “Kyocera Philosophy” incorporates a wide range of matters relating to basic thoughts on management and methods of undertaking day-to-day work, based on the core criterion of “what is the right thing to do as a human being.”

2.    System for Corporate Governance

The Board of Directors of Kyocera Corporation determines, pursuant to the basic policy described in 1 above, the below-outlined system for corporate governance of Kyocera Corporation, which is the core company within Kyocera Group, to ensure that the conduct of business by the Directors is in compliance with all applicable laws and regulations and the Articles of Incorporation. The Board of Directors will constantly seek the ideal system for corporate governance and always evolve and develop its existing corporate governance system.

(1)  Organs of Corporate Governance

The Board of Directors shall establish a corporate structure in which the Corporate Auditors and the Board of Corporate Auditors will serve as organs of corporate governance pursuant to the provisions of the Articles of Incorporation, as approved by the General Meeting of Shareholders of Kyocera Corporation. Directors of Kyocera Corporation shall strictly observe the following, to ensure effective audit by the Corporate Auditors and the Board of Corporate Auditors:

(i)	Matters relating to employees to facilitate the tasks of Corporate Auditors (including matters relating to the independence of such employees from the Directors)

Representative Directors shall establish offices for the Corporate Auditors upon their request, and shall cause certain employees, nominated through prior discussion with the Corporate Auditors, to work in such offices to assist in the tasks of the Corporate Auditors and the Board of Corporate Auditors. Such employees, while still subject to the work rules of Kyocera Corporation, shall be under the instruction and supervision of each of the Corporate Auditors, and transfer, treatment (including evaluation) and disciplinary action relating to them shall be made only following discussion with the Corporate Auditors.

(ii)	System for reporting to the Corporate Auditors by Directors and employees and other systems relating to reporting to the Corporate Auditors

In the event that any Director becomes aware of any matter that breaches or may breach any law or regulation or the Articles of Incorporation, or in the event that any Director becomes aware of any matter that may cause substantial damage to Kyocera Group, he or she shall immediately report thereon to the Board of Corporate Auditors. In addition, in the event that any Corporate Auditor or the Board of Corporate Auditors requests a report from any Director pursuant to the Regulations of the Board of Corporate Auditors, such Director shall comply with such request.

Representative Directors shall cause the internal audit department to report regularly the status of the internal audit to the Corporate Auditors. In addition, upon request from the Corporate Auditors, Representative Directors shall cause any specified department(s) to report the status of their conduct of business directly to the Corporate Auditors. Representative Directors shall also maintain a “system for internal complaint reporting to the Board of Corporate Auditors,” established by the Board of Corporate Auditors, under which employees, suppliers and customers of Kyocera Corporation may submit complaints directly to the Board of Corporate Auditors.

(iii)	Other systems to ensure effective audit by the Corporate Auditors

In the event that Representative Directors are requested by any Corporate Auditor to effectuate any of the following matters, as necessary to establish a system to ensure effective audit by the Corporate Auditors, Representative Directors shall comply with such request:

a.	Attendance at important meetings;

b.	Inspection of minutes of important meetings, important approval documents and important agreements, etc.; and

c.	Meetings with Representative Directors to exchange opinions regarding management of Kyocera Corporation in general.

(2)  Kyocera Philosophy Education

Representative Directors of Kyocera Corporation shall undertake “Kyocera Philosophy Education” from time to time in order to inculcate the “Kyocera Philosophy” into the Directors (including themselves) and employees of Kyocera Group.

II.  Internal Controls

1.    Basic Policy for Internal Controls

The Board of Directors of Kyocera Corporation defines the internal controls of Kyocera Group to mean “systems to be established within the corporate organization to achieve management policy and master plans in a fair manner, in order for the Directors undertaking management of Kyocera Corporation to effectuate management policy.” The Board of Directors of Kyocera Corporation will establish internal controls through implementation of the “Kyocera Philosophy.”

2.    System for Internal Controls

Under the policy as described in 1 above, the Board of Directors shall cause Representative Directors to establish the systems described below. In addition, the Board of Directors shall constantly evolve and develop such systems, seeking an ideal system of internal controls.

(1)	Management and maintenance of information relating to conduct of business by Directors

Representative Directors shall establish the “Kyocera Disclosure Committee” as a system for making timely and appropriate disclosure of information and for properly maintaining information relating to the conduct of business by the Directors in accordance with applicable laws and regulations and the internal rules of Kyocera Corporation.

(2)	Internal Rules and systems relating to management of risk of loss, and systems to ensure that conduct of business by employees is in compliance with applicable laws and regulations and the Articles of Incorporation.

Representative Directors shall create a risk management department in order to establish a risk management system for Kyocera Group. Representative Directors shall also establish systems to undertake necessary actions from time to time.

Representative Directors shall establish “employee consultation corners” as an internal complaint reporting system within Kyocera Group, so that employees who become aware of any matter that breaches or may breach laws or regulations or the Articles of Incorporation or other internal rules can report thereon. The employee consultation corners will take appropriate action in respect of reports received thereby, which shall be treated in accordance with the Law for Protection of Reporters in the Public Interest.

(3)	Systems to ensure efficient conduct of business by Directors

Representative Directors shall clearly delegate authority and related responsibility by establishing an executive officer system to achieve efficient and effective conduct of business. Representative Directors shall cause the executive officers to report the status of their conduct of business, and, accordingly, a system shall be maintained under which Representative Directors can verify whether business is conducted efficiently.

(4)	System to ensure appropriate conduct of business at Kyocera Group

In addition to the matters described in (1) through (3) above, as a system to ensure the appropriate conduct of business at Kyocera Group, Representative Directors shall establish the Kyocera Group Management Committee. Such Committee shall discuss important matters relating to Kyocera Group and receive reports relating thereto. Representative Directors shall also establish an internal audit department in order to conduct audits regularly to evaluate the appropriateness of conduct of business at Kyocera Group.

The current status of systems relating to internal control established is as follows:

(1)	“Kyocera Code of Conduct” was established in June 2000.

(2)	Risk Management Division was established in September 2000 in order to create a thorough system to ensure compliance with laws and regulations and internal rules.

(3)	Kyocera Management Committee was established in January 2001, and was renamed “Kyocera Group Management Committee” as from August 2002.

(4)	Kyocera Disclosure Committee was established in April 2003.

(5)	Employee Consultation Corners were established in April 2003, and serve as a part of the internal complaint system.

(6)	Executive Officer System was introduced in June 2003 to improve the management efficiency.

(7)	Global Audit Division was established in May 2005 to undertake internal audits, and it conducts audits of the businesses of Kyocera Corporation and its consolidated subsidiaries regularly, reporting the result of such audits to the Directors and Corporate Auditors of Kyocera Corporation. It also serves as a mechanism for meeting the requirements of the Sarbanes-Oxley Act of the United States of America.

(8)	CSR Committee was established in November 2005.

Consolidated Balance Sheets

	Yen in millions
	March 31,		Increase (Decrease)
	2007	2008
Current assets :
Cash and cash equivalents	¥282,208	¥447,586	¥165,378	*1
Short-term investments	213,495	147,503	(65,992)
Trade notes receivables	25,033	20,375	(4,658)
Trade accounts receivables	236,380	205,522	(30,858)
Less allowances for doubtful accounts and sales returns	(5,960)	(4,352)	1,608
Inventories	209,188	205,212	(3,976)
Deferred income taxes	45,390	41,244	(4,146)
Other current assets	40,757	55,135	14,378

Total current assets	1,046,491	1,118,225	71,734

Non-current assets :
Investments and advances :
Investments in and advances to affiliates and unconsolidated subsidiaries	10,093	16,753	6,660
Securities and other investments	690,568	437,369	(253,199	)*2

Total investments and advances	700,661	454,122	(246,539)
Property, plant and equipment, at cost :
Land	56,806	57,155	349
Buildings	261,998	274,206	12,208
Machinery and equipment	729,636	718,812	(10,824)
Construction in progress	7,362	17,920	10,558
Less accumulated depreciation	(774,896)	(782,194)	(7,298)

Total property, plant and equipment, at cost	280,906	285,899	4,993
Goodwill	32,894	39,794	6,900	*3
Intangible assets	24,657	29,829	5,172	*3
Other assets	44,855	48,877	4,022

Total non-current assets	1,083,973	858,521	(225,452)

Total assets	¥2,130,464	¥1,976,746	¥(153,718)

Remarks:

*1	Cash and cash equivalents increased due to the sale of securities in addition to the cash provided by operating activities.

*2	Securities and other investments decreased due to a decrease in the market value of securities as well as the sale of securities.

*3	Goodwill and intangible assets increased due to the acquisition of American Technical Ceramics Corp. by AVX Corporation, a U.S. subsidiary, with the goal of strengthening the business of advanced components.

Note:

The consolidated balance sheets and the consolidated statements of income of the previous fiscal year, indications of increase (decrease) of amounts and remarks are presented solely for the reference.

	Yen in millions
	March 31,		Increase (Decrease)
	2007	2008
Current liabilities :
Short-term borrowings	¥15,250	¥7,279	¥(7,971)
Current portion of long-term debt	5,853	3,432	(2,421)
Trade notes and accounts payable	100,295	95,390	(4,905)
Other notes and accounts payable	49,134	66,757	17,623
Accrued payroll and bonus	41,680	43,207	1,527
Accrued income taxes	36,475	27,118	(9,357)
Other accrued liabilities	33,391	32,815	(576)
Other current liabilities	24,110	25,684	1,574

Total current liabilities	306,188	301,682	(4,506)

Non-current liabilities :
Long-term debt	7,283	8,298	1,015
Accrued pension and severance liabilities	16,297	15,041	(1,256)
Deferred income taxes	206,858	118,016	(88,842	)*1
Other non-current liabilities	12,355	17,542	5,187

Total non-current liabilities	242,793	158,897	(83,896)

Total liabilities	548,981	460,579	(88,402)

Minority interests in subsidiaries	66,923	65,002	(1,921)
Stockholders’ equity :
Common stock	115,703	115,703	—
Additional paid-in capital	162,363	162,864	501
Retained earnings	1,055,293	1,143,821	88,528
Accumulated other comprehensive income	203,056	44,066	(158,990	)*2
Treasury stock, at cost	(21,855)	(15,289)	6,566

Total stockholders’ equity	1,514,560	1,451,165	(63,395)

Total liabilities, minority interests and stockholders’ equity	¥2,130,464	¥1,976,746	¥(153,718)

Remarks:

*1	Deferred income taxes liabilities decreased due to a decrease in the market value of securities.

*2	Net unrealized gains on securities decreased due to a decrease in the market value of securities.

Consolidated Statements of Income

	Yen in millions and shares in thousands, except per share amounts
	Years ended March 31,		Increase (Decrease)
	2007	2008
Net sales	¥1,283,897	¥1,290,436	¥6,539
Cost of sales	900,470	883,763	(16,707)

Gross profit	383,427	406,673	23,246
Selling, general and administrative expenses	248,325	254,253	5,928

Profit from operations	135,102	152,420	17,318
Other income (expenses) :
Interest and dividend income	15,472	18,444	2,972	*1
Interest expense	(1,647)	(1,480)	167
Foreign currency transaction losses, net	(65)	(956)	(891)
Equity in earnings of affiliates and unconsolidated subsidiaries	2,621	6,091	3,470	*2
Gain (loss) on sales of securities, net	3,819	(622)	(4,441)
Other, net	1,238	945	(293)

Total other income	21,438	22,422	984

Income from continuing operations before income taxes and minority interests	156,540	174,842	18,302
Income taxes	48,887	60,235	11,348	*3

Income from continuing operations before minority interests	107,653	114,607	6,954
Minority interests	(6,324)	(7,363)	(1,039)

Income from continuing operations	101,329	107,244	5,915
Income from discontinued operations	5,175	—	(5,175	)*4

Net income	¥106,504	¥107,244	¥740

Remarks:

*1	Dividends from KDDI Corporation and interest income in Kyocera Corporation and a U.S. subsidiary increased.

*2	Equity in earnings of Willcom, Inc., an affiliate engaged in the PHS business, increased.

*3	Income taxes for fiscal 2007 include refunded tax in line with the voidance of a portion of the original assessment relating to transfer pricing taxation.

*4	Kyocera Corporation sold its shares of Kyocera Leasing Co., Ltd. in fiscal 2007 and discontinued operations in the finance business. Accordingly, the results of operation and gain on sale of its shares of Kyocera Leasing Co., Ltd. were recorded as income from discontinued operations.

Consolidated Statement of Stockholders’ Equity (From April 1, 2007 to March 31, 2008)

	(Yen in millions and shares in thousands)

(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock	Comprehensive income
Balance, March 31, 2007 (188,649)	¥115,703	¥162,363	¥1,055,293	¥203,056	¥(21,855)
Cumulative effect of applying FIN 48 to opening balance (Note)			3,968
Net income for the year			107,244			¥107,244
Net unrealized losses on securities				(119,871)		(119,871)
Net unrealized gains on derivative financial instruments				133		133
Pension adjustments				(2,554)		(2,554)
Foreign currency translation adjustments				(36,698)		(36,698)

Total comprehensive income for the year						¥(51,746)

Cash dividends			(22,684)
Purchase of treasury stock (18)					(211)
Reissuance of treasury stock (823)		254			6,777
Stock option plan of subsidiaries		247

Balance, March 31, 2008 (189,454)	¥115,703	¥162,864	¥1,143,821	¥44,066	¥(15,289)

Note:	FIN 48—Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No.109.”

Consolidated Cash Flows (For Reference Only)

	(Yen in millions)
	Years ended March 31,
	2007	2008
Cash flow from operating activities	¥149,644	¥196,935
Cash flow from investing activities	(151,703)	14,894
Cash flow from financing activities	(20,645)	(28,071)
Effect of exchange rate changes on cash and cash equivalents	4,103	(18,380)
Net increase (decrease) in cash and cash equivalents	(18,601)	165,378
Cash and cash equivalents at beginning of year	300,809	282,208
Cash and cash equivalents at end of year	¥282,208	¥447,586

Notes to Consolidated Financial Statements

1. Basis of preparation of Consolidated Financial Statements

(1)	Scope of consolidation

Number of consolidated subsidiaries: 174

Major consolidated subsidiaries: Kyocera Mita Corporation, AVX Corporation and Kyocera International, Inc.

Major non-consolidated subsidiary: Kyoto Purple Sanga Co., Ltd.

This subsidiary is excluded from the scope of consolidation, because its total assets, net sales, net income and retained earnings are immaterial to a reasonable judgment of the consolidated financial condition and business results of Kyocera.

(2)	Scope of application of the equity method

Number of non-consolidated subsidiaries and affiliates accounted for by the equity method: 12

Major affiliate accounted for by the equity method: Willcom, Inc.

(3)	Changes in scope of consolidation

Increase by acquisition etc.: 14, American Technical Ceramics Corp. and others

Decrease by liquidation etc.: 7, Kyocera Mita (Schweiz) AG and others

(4)	Summary of significant accounting policies

(i)	Standards of preparation of consolidated financial statements

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America pursuant to the provision of paragraph 1 of Article 148 of the Corporate Calculation Rules of Japan. Certain disclosures and footnotes required under principles generally accepted in the United States of America are omitted pursuant to the same provision.

(ii)	Valuation of inventories

Finished goods and work in process are mainly stated at the lower of cost or market, the cost being determined by the average method. Other inventories are mainly stated at the lower of cost or market, the cost being determined by the first-in, first-out method.

(iii)	Valuation of securities

Kyocera has adopted Statement of Financial Accounting Standards (SFAS) No.115, “Accounting for Certain Investments in Debt and Equity Securities.”

Held-to-maturity securities are recorded at amortized cost.

Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and recorded in other comprehensive income, net of tax.

(iv)	Depreciation method for property, plant and equipment

Depreciation is computed based mainly on the declining-balance method.

Effective as from April 1, 2007, Kyocera Corporation and its domestic subsidiaries, as a result of taking the actual business situation into consideration, have adopted “the 250 percent declining-balance depreciation method” for buildings, machinery and equipment. Estimated useful lives and estimated residual values have been also changed in conjunction with the adoption of this new method. Under the provisions of SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3,” a change in depreciation method is treated as a change in estimate. According to such provisions, the effect of this change in depreciation method will be reflected on a prospective basis beginning as from April 1, 2007, and prior period results will not be restated. Kyocera Corporation and its domestic subsidiaries believe that the change from the declining-balance depreciation method to the 250 percent declining-balance depreciation method will better reflect the future business situation and will provide a better matching of costs and revenues over the estimated useful lives of assets. The change in depreciation methods caused a decrease in net income by ¥7,736 million, basic earnings per share of net income and diluted earnings per share of net income by ¥40.87 and ¥40.81 for fiscal 2008, respectively.

(v)	Goodwill and other intangible assets

Kyocera has adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Goodwill and intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually. Intangible assets with definite useful lives are amortized over their respective estimate useful lives.

(vi)	Accounting for allowance and accruals

Allowance for doubtful accounts:

In anticipation of uncollectible account receivables and loans Kyocera provides allowance for doubtful accounts based on the past actual ratio of losses on bad debts in addition to estimates of uncollectible amount based on analysis of certain individual receivables.

Accrued pension and severance cost:

Kyocera adopts SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” Kyocera recognizes the overfunded or underfunded status of its defined benefit postretirement plans as an asset or liability in the consolidated balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Prior service cost is amortized by the straight-line method over the average remaining service period of employees. Actuarial gain or loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the market-related value of plan assets by the straight-line method over the average remaining service period of employees.

(5)	Accounting change

In June 2006, the Financial Accounting Standard Board (FASB) issued Interpretation No.48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No.109” (FIN48) which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN48 also provides guidance on derecognition, classification, interest and penalties, disclosure and transitional measures. Cumulative effect of applying FIN48, which was effective April 1, 2007, increased the opening balance of retained earnings by ¥3,968 million.

2. Notes to Consolidated Balance Sheets

(Yen in millions)
(1) Allowances for doubtful accounts—non-current	¥1,962

(2) Accumulated other comprehensive income

Net unrealized gains on securities	¥64,799
Net unrealized gains on derivative financial instruments	¥196
Pension adjustments	¥12,865
Foreign currency translation adjustments	¥(33,794)

(3) Assets pledged as collateral

Tangible fixed assets	¥5,145

The assets above are mortgages for ¥1,894 million long-term debts and ¥691 million current portion of long-term debts.

(4) Guarantee obligation

Guarantees for debts	¥857

3. Notes to Consolidated Statement of Stockholders’ Equity

(1) Total number of shares issued

	(Shares in thousands)
Class of shares	March 31, 2007	Increase	Decrease	March 31, 2008
Common stock	191,309	—	—	191,309

(2) Distribution of surplus

(i) Dividends paid

Resolution	Class of shares	Aggregate amount	Per share amount	Record date	Effective date
Ordinary General Meeting of shareholders held on June 27, 2007	Common stock	¥11,319 million	¥60	March 31, 2007	June 28, 2007

Board of Directors held on October 30, 2007	Common stock	¥11,365 million	¥60	September 30, 2007	December 5, 2007

(ii) Dividends of which record date falls in fiscal 2008 with an effective date in fiscal 2009

Resolution	Class of shares	Source of dividend	Aggregate amount	Per share amount	Record date	Effective date
Ordinary General Meeting of shareholders to be held on June 26, 2008	Common stock	Retained earnings	¥11,367 million	¥60	March 31, 2008	June 27, 2008

(3)	Stock Acquisition Rights as of March 31, 2008

	Ordinary General Meeting of Shareholders June 25, 2003	Ordinary General Meeting of Shareholders June 25, 2004	Ordinary General Meeting of Shareholders June 28, 2005
Class of shares to be issued	Common stock	Common stock	Common stock
Number of shares to be issued	115,700 shares	380,200 shares	740,700 shares
Number of stock acquisition rights outstanding	1,157	3,802	7,407

4. Notes to per share information

(1) Stockholders’ equity per share		¥7,659.72

(2) Earnings per share	Basic	¥566.58
	Diluted	¥565.80

5. Notes to significant subsequent events

[Acquisition of Mobile Phone Related Business of SANYO Electric Co., Ltd.]

Kyocera Corporation acquired the spun-off mobile phone related business, including related assets acquired and liabilities assumed from SANYO Electric Co., Ltd. (SANYO) on April 1, 2008.

(1)	Name of acquired company, reason for the acquisition, description of the acquired business, name of the selling party, effective dates, legal structure of corporate consolidation and name of the company after consolidation and ratio of voting rights acquired:

(i)	Reason for corporate acquisition:

Kyocera views the communication equipment related business, including mobile phones, PHS and wireless communication systems, as one of its core businesses which will aim to establish a highly profitable Company. Through this acquisition, Kyocera seeks to acquire the customer base of SANYO in Japan and North America, and expand the size of its businesses as well as integrate SANYO’s development capabilities and design technologies with Kyocera’s management resources in order to succeed over the competition in a very competitive industry.

(ii)	Name of the selling party: SANYO

(iii)	Substance of business acquired: Development, manufacture and sale of mobile phones, PHS and wireless communication systems, etc.

(iv)	Effective date of corporate acquisition: April 1, 2008

(v)	Legal structure of corporate the acquisition:

The acquisition was completed principally by means of a corporate split, Kyocera Corporation being the acquiring corporation.

(2)	Purchase price consideration related to the acquired corporation or acquired business and related breakdown. In case shares are issued for the acquisition as a part of the purchase consideration, exchange ratio by type, if applicable, related calculation method, number of exchanged shares and related value. Indicate whether or not the acquisition cost is calculated based on the share prices as at the exchange date.

(i)	Acquisition costs and breakdown thereof:

Not yet determined, as the purchase price allocation calculations and the valuation of the identifiable assets and liabilities are under review.

(ii)	Distribution of shares:

There was no exchange of shares on this acquisition.

(3)	Amount of positive or negative goodwill taking place, cause therefor, method of depreciation and depreciation period:

Not yet determined, as the purchase price allocation calculations and the valuation of the identifiable assets and liabilities are under review.

(4)	Breakdown and amounts of assets acquired and liabilities assumed at the acquisition date:

Not yet determined, as the purchase price allocation calculations and the valuation of the identifiable assets and liabilities are under review.

(5)	Purchase price consideration subject to conditions contemplated in the business combination agreement and related accounting policy

(i)	Purchase price considerations subject to conditions:

The agreed acquisition cost was based on the amount after subtracting expected cash and deposits of the acquired business from ¥50 billion, and subject to further adjustments, at the acquisition (spin off) date, such other as cash and bank deposits, interest bearing debt, accounts receivable from and payable to Kyocera and some other agreed adjustments.

(ii)	Policy of accounting method to be applied subsequently:

Increase or decrease in the paid amount shall be reflected in the acquisition costs as an adjustment to goodwill.

(6)	Account description and amount of acquisition cost allocated to research and development cost which are expensed:

Not yet determined, as the purchase price allocation calculations and the valuation of the identifiable assets and liabilities are under review.

(7)	In the case that most of the acquisition cost are allocated to intangible assets, breakdown, amount and type of those intangible assets other than goodwill; weighed average amortization period for those intangible assets, or amortization period of major intangible assets:

Not yet determined, as the purchase price allocation calculations and the valuation of the identifiable assets and liabilities are under review.

Balance Sheets

	Yen in millions
	March 31,
	2007	2008
Current assets :
Cash and bank deposits	¥203,301	¥123,465
Trade notes receivable	41,423	18,658
Trade accounts receivable	108,685	113,025
Marketable securities	22,937	223,900
Finished goods and merchandise	17,204	21,246
Raw materials	16,560	15,232
Work in process	20,541	19,978
Supplies	706	1,527
Advance payments	10,100	19,415
Prepaid expenses	443	87
Deferred income taxes	17,193	13,915
Short-term loans to subsidiaries	16,880	8,552
Other accounts receivable	8,291	12,498
Other current assets	891	2,500
Allowances for doubtful accounts	(173)	(1,022)

Total current assets	484,982	592,976

Non-current assets :
Tangible fixed assets :
Buildings	34,921	38,108
Structures	2,091	1,967
Machinery and equipment	44,896	42,701
Vehicles	21	19
Tools, furniture and fixtures	8,139	7,823
Land	33,372	33,871
Construction in progress	900	1,432

Total tangible fixed assets	124,340	125,921

Intangible assets :
Patent rights and others	10,431	6,086

Total intangible assets	10,431	6,086

Investments and other assets :
Investments in securities	648,538	400,838
Investments in subsidiaries and affiliates	260,775	260,833
Investments in subsidiaries and affiliates other than equity securities	26,685	27,623
Long-term loans to subsidiaries	20,633	23,181
Impaired loans	238	229
Long-term prepaid expenses	2,458	1,521
Long-term deposits	31,000	25,000
Security deposits	1,823	1,773
Other investments	289	242
Allowances for doubtful accounts	(301)	(263)

Total investments and other assets	992,138	740,977

Total non-current assets	1,126,909	872,984

Total assets	¥1,611,891	¥1,465,960

Note:	The balance sheets and the statements of income of the previous fiscal year are presented solely for the reference.

	Yen in millions
	March 31,
	2007	2008
Current liabilities :
Trade accounts payable	¥55,561	¥53,146
Other payables	21,774	38,312
Accrued expenses	8,356	8,288
Income taxes payables	12,550	13,616
Advance received	532	604
Deposits received	1,916	2,378
Unearned income	10	15
Accrued bonuses	11,152	11,726
Accrued bonuses for Directors and Corporate Auditors	136	133
Warranty reserves	5,045	5,363
Allowances for sales returns	114	149
Other current liabilities	125	—

Total current liabilities	117,271	133,730

Non-current liabilities :
Long-term accounts payable	2,953	703
Deferred income taxes	191,441	102,102
Accrued pension and severance costs	12,705	8,809
Retirement allowances for Directors, Corporate Auditors and Executive Officers	1,022	1,030
Other non-current liabilities	138	171

Total non-current liabilities	208,259	112,815

Total liabilities	325,530	246,545

Net assets
Stockholders’ equity:
Common stock	115,703	115,703
Capital surplus:
Additional paid-in capital	192,555	192,555
Other capital surplus	127	381
Total capital surplus	192,682	192,936
Retained earnings:
Legal reserves	17,207	17,207
Other retained earnings:	671,140	716,316
Reserve for special depreciation	991	555
Reserve for research and development	1,000	1,000
Reserve for dividends	1,000	1,000
Reserve for retirement benefits	300	300
Reserve for overseas investments	1,000	1,000
General reserve	603,837	643,837
Unappropriated retained earnings	63,012	68,624

Total retained earnings	688,347	733,523
Treasury stock, at cost	(21,855)	(15,289)
Total stockholders’ equity	974,877	1,026,873
Difference of appreciation and conversion
Net unrealized gains on other securities	311,484	192,542

Total net assets	1,286,361	1,219,415

Total liabilities and net assets	¥1,611,891	¥1,465,960

Statements of Income

	Yen in millions
	Years ended March 31,
	2007	2008
Net sales	¥531,557	¥539,320
Cost of sales	407,121	413,420

Gross profit	124,436	125,900
Selling, general and administrative expenses	75,004	77,349

Profit from operations	49,432	48,551
Non-operating income :
Interest and dividend income	25,090	35,839
Foreign currency transaction gains, net	1,021	1,200
Other non-operating income	6,730	7,860

Total non-operating income	32,841	44,899
Non-operating expenses :
Interest expense	14	20
Other non-operating expenses	8,530	3,219

Total non-operating expenses	8,544	3,239

Recurring profit	73,729	90,211
Non-recurring gain :
Gain on sale of tangible fixed assets	327	46
Reversal of allowance for doubtful accounts	7	7
Repatriation of settlement with foreign tax authorities	—	1,832
Gain on sale of investments in a subsidiary and an affiliate	9,084	—
Other non-recurring gain	1,987	375

Total non-recurring gain	11,405	2,260
Non-recurring loss :
Depreciation expense	—	2,851
Loss on sale and disposal of tangible fixed assets	951	671
Loss on impairment of investments in subsidiaries and affiliates	3,166	—
Other non-recurring loss	344	102

Total non-recurring loss	4,461	3,624

Income before income taxes	80,673	88,847
Income taxes – current	23,814	26,837
Refund of income taxes – previous years	(4,305)	(2,442)
Income taxes – deferred	(865)	(3,407)

Net income	¥62,029	¥67,859

Statement of Changes in Net Assets (From April 1, 2007 to March 31, 2008)

	Yen in millions
	Year ended March 31, 2008
	Stockholders’ equity
	Common stock	Capital surplus			Retained earnings									Treasury stock, at cost	Total stockholders’ equity
		Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings							Total retained earnings			Difference of appreciation and conversion
						Reserve for special depreciation	Reserve for research and development	Reserve for dividends	Reserve for retirement benefits	Reserve for overseas investments	General reserve	Unappropriated retained earnings				Net unrealized gains on other securities	Total unrealized gain(loss) on appreciation and conversion	Total net assets
Balance, March 31, 2007	¥115,703	¥192,555	¥127	¥192,682	¥17,207	¥991	¥1,000	¥1,000	¥300	¥1,000	¥603,837	¥63,012	¥688,347	¥(21,855)	¥974,877	¥311,484	¥311,484	¥1,286,361

Changes in net assets
Appropriation to reserve for special depreciation	—	—	—	—	—	31	—	—	—	—	—	(31)	—	—	—	—	—	—
Reversal of reserve for special depreciation	—	—	—	—	—	(467)	—	—	—	—	—	467	—	—	—	—	—	—
Appropriation to general reserve	—	—	—	—	—	—	—	—	—	—	40,000	(40,000)	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	—	—	—	—	(22,684)	(22,684)	—	(22,684)	—	—	(22,684)
Net income	—	—	—	—	—	—	—	—	—	—	—	67,859	67,859	—	67,859	—	—	67,859
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	—	—	—	—	(211)	(211)	—	—	(211)
Reissuance of treasury stock	—	—	254	254	—	—	—	—	—	—	—	—	—	6,777	7,031	—	—	7,031
Net change in items other than stockholders’ equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(118,942)	(118,942)	(118,942)
Total changes in net assets	—	—	254	254	—	(436)	—	—	—	—	40,000	5,612	45,176	6,566	51,996	(118,942)	(118,942)	(66,946)

Balance, March 31, 2008	¥115,703	¥192,555	¥381	¥192,936	¥17,207	¥555	¥1,000	¥1,000	¥300	¥1,000	¥643,837	¥68,624	¥733,523	¥(15,289)	¥1,026,873	¥192,542	¥192,542	¥1,219,415

Notes to Financial Statements

1. Summary of Significant Accounting Policies

(1) Standards and methods of valuation of assets

Held-to-maturity securities:	Amortized cost method (straight-line method)

Investments in subsidiaries and affiliates:	Cost determined by the moving average method

Other securities:

Marketable:	Based on market price of the balance sheet date (Unrealized gains and losses on those securities are reported in the stockholders’ equity and cost is determined by the moving average method.)

Non-marketable:	Cost determined by the moving average method

Derivative financial instruments:	Mark-to-market method

Finished goods, merchandise and work in process:

Finished goods and work in process are stated at the lower of cost or market, the cost being determined by the average method.

Merchandise is stated at the lower of cost or market, the cost being determined by the last purchase method.

Raw materials and supplies:	Raw materials and supplies, except those for telecommunications equipment, are valued at cost, the cost being determined by the last purchase method. Raw materials for telecommunications equipment are valued at cost, the cost being determined by the first-in, first-out method.

(2) Depreciation of non-current assets

Tangible fixed assets:

Depreciation is computed at rates based on the estimated useful lives of assets using the declining-balance method.

The principal estimated useful lives are as follows:

Buildings and structures: 2 years - 33 years

Machinery and equipment, and Tools, furniture and fixtures: 2 years - 10 years

(Additional information)

In fiscal 2008, Kyocera Corporation, as a result of taking the actual business situation into consideration, comprehensively reviewed the residual values of tangible fixed assets purchased before March 31, 2007 and depreciated the difference between residual values and the memorandum values thereof at one time or over a prescribed period, and also reviewed the useful lives of certain buildings etc.

As a result, both profit from operations and recurring profit decreased by ¥4,400 million, and income before income taxes decreased by ¥7,251 million.

Intangible fixed assets:	Amortization is computed using the straight-line method based on, in case of some patents, the depreciation period set by Kyocera Corporation, and, in case of software for its own use, the useful life thereof in Kyocera Corporation (two years).

Long-term prepaid expenses:	Amortization is computed using the straight-line method based on the estimated useful lives of assets.

(3) Accounting for allowances and accruals

Allowances for doubtful accounts:	Allowances for doubtful accounts are provided based on the past actual ratio of losses on bad debts in addition to estimates of uncollectible amount based on analysis of certain individual receivables.

Accrued bonuses for employees:	Accrued bonuses are provided based on the amounts expected to be paid which are determined by actual payment made in the previous fiscal year.

Accrued bonuses for Directors and Corporate Auditors:	Accrued bonuses are provided based on the amounts expected to be paid.

Warranty reserves:	Warranty reserves are provided for telecommunications equipment and applied ceramic products based upon the amounts expected to be paid which are determined by actual payment made in the past.

Allowances for sales returns:	Allowances for sales returns are provided at an estimated amount of the past actual ratio of losses on sales returns.

Accrued pension and severance costs:	In order to prepare for provision of retirement benefit to the employees, accrued pension and severance costs are recognized based on projected benefit obligation and plan assets at the balance sheet date. Unrecognized prior year service cost is amortized over estimated average remaining service period of employees by using the straight-line method. Actuarial gains or losses are amortized over estimated average remaining service period of employees by using the straight-line method following the year incurred.

Retirement allowances for Directors, Corporate Auditors and Executive Officers:	Retirement allowances for Directors, Corporate Auditors and Executive Officers are provided based on the amounts expected to be paid in accordance with bylaw.

(4) Other significant policies

Lease:	Lease transaction is accounted for at cash flow basis as usual rental transaction except for defined as finance lease transaction.

The consumption taxes:	The consumption taxes withheld upon sale and the consumption taxes paid for purchases of goods and services are not included in the amounts of respective revenue and cost or expense items in the accompanying statements of income.

(5) Change of accounting policies

(i)	Depreciation method for tangible fixed assets

From fiscal 2008, Kyocera Corporation, as a result of taking the actual business situation into consideration, has changed its method of computing depreciation triggered by the tax revision in Japan for buildings and structures purchased before March 31, 2007 and tangible fixed assets acquired after April 1, 2007. As a result, profit from operations, recurring profit and income before income taxes all decreased by ¥2,335 million.

(ii)	Presentation of Balance Sheets

Due to revisions of Accounting Institution Committee Report No.14, “Practical Guidelines on Accounting Standards for Financial Instruments” (revised on July 4, 2007), “Regulations concerning the Terminology, Forms and Preparation Methods of Financial Statements” (revised on October 2, 2007) and “Q&A on Accounting Standards for Financial Instruments” (revised on November 6, 2007), in fiscal 2008, negotiable certificates of deposits, formally included in cash and deposits, are now included in marketable securities. Negotiable certificates of deposits included in “marketable securities” as of March 31, 2008 are amounted to ¥223,900 million.

2. Notes to Balance Sheets

(1) Accumulated depreciation of tangible fixed assets:	¥344,600 million

(2) Guarantees

Principal Debtors	Amount guaranteed	Subject of Guarantee
Kyocera International Co., Ltd.	¥33 million	Debt from operational transactions

Kyoto Broadcasting System Company Limited	¥338 million	Loan from financial institutions

Total	¥371 million

Keep-well letters and guidance for management:

Parties requesting issuance of keep-well letter	Amount covered	Subject of keep-well letter
Kyocera Realty Development Co., Ltd.	¥1,718 million	Guidance for repayment of loans from financial institutions

Kyoto Purple Sanga Co., Ltd.	¥400 million	Guidance for repayment of loans from financial institutions

Total	¥2,118 million

(3) Current receivables from and short-term loans to affiliates	¥79,013 million
Long-term receivables from affiliates	¥23,560 million
Current payables to affiliates	¥17,336 million
Long-term payables to affiliates	¥25 million

3. Notes to Statements of Income

Transactions with affiliates:

Operational transactions:
Net sales	¥239,307 million
Purchases	¥91,163 million
Selling, general and administrative expenses	¥8,771 million

Non operational transactions:
Interest and dividend income	¥26,619 million
Miscellaneous income	¥4,447 million
Miscellaneous losses	¥277 million
Purchased amount of assets	¥960 million
Selling amount of assets	¥26 million
Repatriation of settlement with foreign tax authority	¥1,832 million

4. Notes to Statement of Changes in Net Assets

Number and class of treasury shares

	(Shares in thousands)
	March 31, 2007	Increase	Decrease	March 31, 2008
Common stock	2,660	18	823	1,855
Total	2,660	18	823	1,855

Increase:
Shareholders’ request for purchase of shares less than one unit:	18 thousand shares

Decrease:
Exercise of Stock Acquisition Rights:	821 thousand shares
Shareholders’ request for sale of shares less than one unit:	2 thousand shares

5. Notes to Accounting for the Effects of Income Taxes

(Yen in millions)
(1) Current:
Deferred tax assets:
Loss on revaluation of inventory	¥1,935
Accrued bonuses	4,808
Warranty reserves	2,199
Other accounts payable and accrued expense	1,708
Other	3,443

Total deferred tax assets	14,093
Deferred tax liabilities:
Reserve for special depreciation	(178)

Total deferred tax liabilities	(178)

Deferred tax assets, net	¥13,915

(2) Non-current:
Deferred tax assets:
Depreciation of fixed assets	¥22,690
Reserve for retirement benefits	3,612
Investment in subsidiaries and affiliates by stock swap	3,168
Loss on revaluation of investment in securities	7,106
Others	3,485

Sub-total of deferred tax assets	40,061
Valuation allowances	(8,155)

Total deferred tax assets	31,906
Deferred tax liabilities:
Reserve for special depreciation	(207)
Net unrealized gain on other securities	(133,801)

Total deferred tax liabilities	(134,008)
Deferred tax liabilities, net	¥(102,102)

6. Notes to fixed assets used by finance lease

Some of fixed assets used by finance lease are off balance, which consist mainly of manufacturing equipment and computer.

7. Notes to per share information

(1) Net assets per share:	¥6,436.46

(2) Earnings per share:	¥358.51

8. Notes to significant subsequent events

[Acquisition of Mobile Phone Related Business of SANYO Electric Co., Ltd.]

Kyocera Corporation acquired the spun-off mobile phone related business, including related assets acquired and liabilities assumed from SANYO Electric Co., Ltd. (SANYO) on April 1, 2008.

(1)	Reason for corporate acquisition:

Kyocera views the communication equipment related business, including mobile phones, PHS and wireless communication systems, as one of its core businesses which will aim to establish a highly profitable Company. Through this acquisition, Kyocera seeks to acquire the customer base of SANYO in Japan and North America, and expand the size of its businesses as well as integrate SANYO’s development capabilities and design technologies with Kyocera’s management resources in order to succeed over the competition in a very competitive industry.

(2)	Name of the selling party: SANYO

(3)	Substance of business acquisition:

Development, manufacture and sale of mobile phones, PHS and wireless communication systems, etc.

(4)	Amounts of assets acquired and liabilities assumed:

Not yet determined, as the purchase price allocation calculations and the valuation of the identifiable assets and liabilities are under review.

(5)	Effective Date of corporate acquisition: April 1, 2008

(6)	Other:

Purchase price consideration subject to conditions contemplated in the business combination agreement:

The agreed acquisition cost was based on the amount after subtracting expected cash and deposits of the acquired business from ¥50 billion, and subject to further adjustments, at the acquisition (spin off) date, such other as cash and bank deposits, interest bearing debt, accounts receivable from and payable to Kyocera and some other agreed adjustments.

Copy of Audit Report of Accounting Auditors on Consolidated Financial Statements

Independent Auditors’ Report

(English Translation)

May 23, 2008

To the Board of Directors of

Kyocera Corporation

Kyoto Audit Corporation

Hirokaze Hanai, CPA

Engagement Partner

Keiichiro Kagi, CPA

Engagement Partner

Hiroyuki Yano, CPA

Engagement Partner

We have audited, pursuant to Article 444, paragraph 4 of the Corporation Act of Japan, the consolidated financial statements, which consist of the consolidated balance sheet, the consolidated statement of income, the consolidated statement of stockholders’ equity and the notes to the consolidated financial statements of Kyocera Corporation (hereinafter referred to as the “Company”) for the fiscal year from April 1, 2007 to March 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kyocera Corporation and its consolidated subsidiaries as of March 31, 2008 and the consolidated result of their operations for the year then ended in conformity with accounting principles generally accepted in the United States of America pursuant to the provision of paragraph 1 of Article 148 of the Corporation Act of Japan. (Refer to Note 1 “Basis of preparation of Consolidated Financial Statements” to the consolidated financial statements.)

As described in Note 5 to the consolidated financial statements, the Company acquired the spun-off mobile phone related business, including related assets acquired and liabilities assumed from SANYO Electric Co., Ltd. on April 1, 2008.

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

Copy of Audit Report of Accounting Auditors

Independent Auditors’ Report

(English Translation)

May 23, 2008

To the Board of Directors of

Kyocera Corporation

Kyoto Audit Corporation

Hirokaze Hanai, CPA

Engagement Partner

Keiichiro Kagi, CPA

Engagement Partner

Hiroyuki Yano, CPA

Engagement Partner

We have audited, pursuant to Article 436, paragraph 2 - 1, of the Corporation Act of Japan, the financial statements, which consist of the balance sheet, the statement of income, the statement of changes in net assets, the notes to the financial statements and the supplementary schedules thereof of Kyocera Corporation (hereinafter referred to as the “Company”) for the 54th fiscal year from April 1, 2007 to March 31, 2008. These financial statements and supplementary schedules thereof are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and supplementary schedules thereof based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplementary schedules thereof. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplementary schedules thereof referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2008 and the result of its operation for the year then ended in conformity with accounting principles generally accepted in Japan.

1.	As described in Note 1 to the financial statements, the Company, as a result of taking the actual business situation into consideration, has changed its method of computing depreciation triggered by the tax revision in Japan for buildings and structures purchased before March 31, 2007 and tangible fixed assets acquired after April 1, 2007.

2.	As described in Note 8 to the financial statements, the Company acquired the spun-off mobile phone related business, including related assets acquired and liabilities assumed from SANYO Electric Co., Ltd. on April 1, 2008.

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

Copy of Audit Report of Board of Corporate Auditors

Audit Report

The Board of Corporate Auditors, based on audit reports prepared by each Corporate Auditor related to the execution of duties of Directors during the 54th fiscal year from April 1, 2007 to March 31, 2008, hereby reports its results of audit, after examination and discussion, as follows:

1. Audit Methods by the individual Corporate Auditors and by the Board of Corporate Auditors

The Board of Corporate Auditors established auditing policies, auditing plans and role sharing for the fiscal year and received audit reports from each Corporate Auditor on the execution of his auditing activities and the result thereof. In addition, it received reports on the execution of duties from Directors and others and from the Independent Auditors, and, when necessary, requested their explanations regarding such reports. It also had regular meetings with representative Directors and exchanged opinions and information on issues and others with respect to auditing.

In accordance with the auditing standards for Corporate Auditors set by the Board of Corporate Auditors, each Corporate Auditor communicated with Directors, internal audit division and employees of Kyocera Corporation (hereinafter referred to as the “Company”) and endeavored to gather information and create an improved environment for auditing, according to the auditing policies, auditing plans and role sharing for the fiscal year. Corporate Auditors also attended the meetings of the Board of Directors and other important meetings, received reports from Directors and employees of the Company on business execution, and, when necessary, requested their explanations regarding those reports. Corporate Auditors also inspected documents related to important decisions and examined operations and assets at the Company’s head office, factories and major operational establishments. Corporate Auditors also monitored and examined the systems established to ensure that the execution of duties by Directors shall be in compliance with laws and regulations and with the Company’s Articles of Incorporation, and the systems (internal control systems) established under the resolution of the Board of Directors pursuant to Paragraph 1 and 3, Article 100 of the Execution Rules of the Corporation Act to ensure that the Company’s operations shall be conducted appropriately. With respect to subsidiaries, Corporate Auditors took steps to facilitate communications with Directors, Corporate Auditors and others of subsidiaries, attended the important meetings and received reports on business, and, when necessary, requested their explanations and expressed opinions, as well as received information and explanation from the Independent Auditors and examined operations and assets of subsidiaries. Based on the foregoing methods, Corporate Auditors reviewed the Business Report of the fiscal year and the supplementary schedules.

In addition, Corporate Auditors monitored and examined whether the Independent Auditors maintain their independence and performed their audits in an appropriate manner, and received reports from the Independent Auditors on the execution of their duties and, when necessary, requested their explanations regarding those reports. Corporate Auditors also received notification from the Independent Auditors that they have taken steps to improve the “system for ensuring appropriate execution of their duties” (as enumerated in Article 159 of the Corporate Calculation Rules of Japan) in compliance with the “Quality Control Standards Relating to Auditing” (adopted by the Business Accounting Deliberation Council on October 28, 2005) and, when necessary, requested their explanations regarding such notification. Based on the foregoing methods, Corporate Auditors reviewed the financial statements (balance sheets, statements of income, statement of changes in net assets and notes to financial statements) for the fiscal year and supplementary schedules thereto as well as consolidated financial statements (consolidated balance sheets, consolidated statements of income, consolidated statement of stockholders’ equity and notes to consolidated financial statements).

2. Results of Audit

(1)	Result of the audit of the Business Report etc.

(a)	The Business Report and the supplementary schedules thereto fairly present the condition of the Company in accordance with Japanese laws and regulations and the Articles of Incorporation of the Company.

(b)	There has been neither unfair conduct nor any material violation of Japanese law or regulation or the Articles of Incorporation of the Company in connection with the execution of duties of the Directors.

(c)	The content of the resolution by the Board of Directors regarding internal control systems is due and proper. Furthermore, nothing has arisen that requires comment with respect to the Directors’ execution of internal control systems.

(2)	Result of the audit of financial statements and supplementary schedules thereto

The methods and results of the audit by the Independent Auditors, Kyoto Audit Corporation are due and proper.

(3)	Result of the audit of consolidated financial statements

The methods and results of the audit by the Independent Auditors, Kyoto Audit Corporation are due and proper.

May 27, 2008

Board of Corporate Auditors

Kyocera Corporation

Yoshihiko Nishikawa

Full-time Corporate Auditor

Yasuo Akashi

Full-time Corporate Auditor

Osamu Nishieda

Corporate Auditor

Shinji Kurihara

Corporate Auditor

Shigekazu Tamura

Corporate Auditor

Note:

Osamu Nishieda, Shinji Kurihara and Shigekazu Tamura are outside Corporate Auditors as required under Item 16 of Article 2 and Paragraph 3 of Article 335 of the Corporation Act.